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SEC 09058671 OMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 49263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RA Capital Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12340 El Camino Real, Suite 450
(No. and Street)

San Diego, CA 92130
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Scott (858) 704-3200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

725 South Figueroa Street **Los Angeles** **CA** **90017**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MK

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Kathleen D. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RA Capital Advisors LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

K. G. MERCADO
COMM. #1658990
Notary Public - California
San Diego County
My Comm. Expires Apr. 18, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RA Capital Advisors LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418
Tel: +1 213 977 3200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members
RA Capital Advisors LLC

We have audited the accompanying statement of financial condition of RA Capital Advisors LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of the Company's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RA Capital Advisors LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 11, 2009

RA Capital Advisors LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 2,761,809
Accounts receivable, net of allowance for doubtful accounts of $242,872	42,681
Due from affiliated companies	7,197
Prepaid expenses	225,673
Property and equipment, net of accumulated depreciation and amortization of $634,072	266,906
Other assets	29,892
Total assets	$ 3,334,158
Liabilities and members' equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 160,278
Deferred rent	37,285
Deferred revenue	16,667
Total liabilities	214,230
Members' equity	3,119,928
Total liabilities and members' equity	$ 3,334,158

See accompanying notes.

RA Capital Advisors LLC

Statement of Operations

Year Ended December 31, 2008

Revenues:	
Consultation fees	$ 5,706,266
Interest income	66,363
Total revenues	5,772,629
Expenses:	
Compensation and payroll-related costs	2,554,535
General and administrative	1,848,884
Total expenses	4,403,419
Net income	$ 1,369,210

See accompanying notes.

RA Capital Advisors LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2008

Members' equity at December 31, 2007	$ 2,750,718
Capital distributions	(1,000,000)
Net income	1,369,210
Members' equity at December 31, 2008	$ 3,119,928

See accompanying notes.

RA Capital Advisors LLC

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net income	$ 1,369,210
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization, property and equipment	143,593
Increase in allowance for doubtful accounts	151,357
Changes in operating assets and liabilities:	
Accounts receivable	50,506
Due from affiliated companies	98,739
Prepaid expenses	(19,167)
Accounts payable and accrued liabilities	(2,351)
Deferred rent	(2,025)
Deferred revenue	(55,000)
Net cash provided by operating activities	1,734,862
Investing activities	
Purchase of property and equipment	(56,993)
Net cash used in investing activities	(56,993)
Financing activities	
Distributions	(1,000,000)
Net cash used in financing activities	(1,000,000)
Increase in cash and cash equivalents	677,869
Cash and cash equivalents at beginning of year	2,083,940
Cash and cash equivalents at end of year	$ 2,761,809
Supplemental information	
State income taxes paid	$ 6,800

See accompanying notes.

1. The Company

RA Capital Advisors LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act"). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services.

The Company was formed in the state of Delaware in December 2002. During 2005, the Company underwent a restructuring which resulted in new ownership of the Company, and the renaming of the Company from Relational Advisors LLC to RA Capital Advisors LLC.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company uses the accrual basis of accounting. Accordingly, income and expenses are recorded as earned and incurred, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Property and Equipment

Property and equipment consisted of the following at December 31, 2008:

Furniture and fixtures	$ 488,935
Computer hardware	334,799
Leasehold improvements	77,244
Total	900,978
Less: accumulated depreciation and amortization	(634,072)
Property and equipment, net	$ 266,906

2. Summary of Significant Accounting Policies (continued)

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are amortized over the shorter of the remaining lease term or useful life of the improvement. Depreciation and amortization expense was $143,593 for the year ended December 31, 2008.

Revenue Recognition

The Company recognizes retainer revenues as services are performed. The Company recognizes specific transaction revenues upon consummation of the transaction. Deferred revenue consists of payments received from clients in advance of when services are rendered.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Although the Company is not subject to income taxes, it is liable for various state fees.

3. Significant Customers

A substantial portion of the consultation fees of the Company was received from a limited number of clients. During the year ended December 31, 2008, four such clients accounted for 86% of total consultation fees.

4. Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the Securities and Exchange Commission (the SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to

4. Net Capital Requirement (continued)

net capital, as defined, does not exceed 15 to 1. The SEC requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company's net capital, as defined, was $2,492,343 as compared to a minimum requirement of $10,685, and its ratio of aggregate indebtedness to net capital was .06 to 1.

5. Related-Party Transactions

During the year ended December 31, 2008, the Company earned consultation fees of $18,970 from a portfolio company of an affiliate. As of December 31, 2008, the Company had amounts due from affiliated companies of $7,197, which represent reimbursement for expenses paid by the Company on behalf of affiliated companies.

6. Commitments

The Company has an office lease agreement expiring in 2010. The Company is obligated to make future minimum lease payments under this lease agreement as follows:

Year ending December 31, 2009	$ 401,182
Ten months ending October 31, 2010	343,018
	$ 744,200

Total rent expense, net of unrelated and related-party rental reimbursement, amounted to $385,590 for the year ended December 31, 2008.

7. Simplified Employee Pension Plan

The Company has a Simplified Employee Pension (SEP) Plan for its employees. Expense related to such plan during the year ended December 31, 2008, amounted to $211,507.

8. Indemnification Agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Supplemental Information

Schedule I

RA Capital Advisors LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008

Computation of net capital	
Total members' equity	$ 3,119,928
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	42,681
Due from affiliated companies	7,197
Prepaid expenses	225,673
Property and equipment	266,906
Other nonallowable assets	29,892
Total nonallowable assets	572,349
Haircuts on securities	55,236
Total deductions	627,585
Net capital	$ 2,492,343
Computation of net capital requirement	
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 10,685
Excess net capital	$ 2,481,658
Ratio of aggregate indebtedness to net capital	6%
Aggregated indebtedness:	
Accounts payable and accrued liabilities	$ 160,278

There were no material differences between the above computation and the corresponding schedule included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2008.

See Report of Independent Registered Public Accounting Firm.

RA Capital Advisors LLC

Statements Regarding Rule 15c3-3

December 31, 2008

1. Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3:

   The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

See Report of Independent Registered Public Accounting Firm.

Supplementary Report

Ernst & Young
Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418
Tel: +1 213 977 3200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Members
RA Capital Advisors LLC

In planning and performing our audit of the financial statements of RA Capital Advisors LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ERNST & YOUNG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management of the Company, the SEC, the Finance Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 11, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

Financial Statements and Supplemental Information

RA Capital Advisors LLC
Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3). A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.